______________________________________

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

______________________________________

FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

File No. 0-17140

For April 3, 2003

Song Networks Holding AB

(Translation of registrant's name into English)

Svärdvägen 19,

SE-182 15 Danderyd, Sweden

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F...√..... Form 40-F........

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.......No...√....

Exhibits

  Pressrelease, dated October 24, 2002: " Danzas ASG Eurocargo AB chooses Song Networks for its fixed telephony in Sweden "
  Pressrelease, dated November 6, 2002: "Song Networks Holding AB to present the Company's quarterly report July-September 2002 November 11"
  Pressrelease, dated November 11, 2002: " General meeting of shareholders in Song Networks approved the proposed restructuring "
  Pressrelease, dated November 12, 2002: " Song Networks transfers its Shops in Finland to a partner "
  Pressrelease, dated November 21, 2002: " Creditors' meeting held in The Netherlands "
  Pressrelease, dated November 29, 2002: " Servera chooses Song Networks for its data communication and telecommunication "
  Pressrelease, dated December 5, 2002: " The District Court of Amsterdam Confirms the Plan of Composition "
  Pressrelease, dated December 9, 2002: " Song Networks' rights issuance fully guaranteed "
  Pressrelease, dated December 16, 2002: " The Plan of Composition for Song Networks N.V. has become irrevocable "
  Pressrelease, dated December 18, 2002: " Toyota consolidates retailing with the aid of Song Networks "
  Pressrelease, dated December 23, 2002: " Scandic Hotels extends voice agreement with Song Networks "
  Pressrelease, dated January 7, 2003: " Song Networks' convertible loan fully guaranteed "
  Pressrelease, dated January 10, 2003: " The restructuring of Song Networks developing according to plan "
  Pressrelease, dated January 13, 2003: " Song Networks reports positive EBITDA for the fourth quarter 2002"
  Pressrelease, dated January 23, 2003: "Cash issuances in relation to Song Network's financial restructuring completed"
  Pressrelease, dated February 13, 2003: "Song Networks Holding AB (Stockholmsbörsen: SONW) (''Song Networks'') announces that the ongoing process of exchanging bonds for new shares as part of its financial restructuring is proceeding according to plan"
  Pressrelease, dated February 19, 2003: " Stena Metall AB is using Song Networks to make its data communications more efficient "
  Pressrelease, dated March 10, 2003: " Joachim Jaginder appointed new Chief Financial Officer for Song Networks Holding AB "
  Pressrelease, dated March 12, 2003: "Shareholders in Song Networks Holding AB (publ), 556512-7031, are herewith summoned to an annual general meeting to be held on Wednesday 9 April 2003 at 3pm at Citykonferensen Ingenjörshuset, Malmskillnadsgatan 46, Stockholm"
  Pressrelease, dated March 21, 2003: " Roger Holtback proposed as Chairman of the Board of Song Networks Holding AB "

Press release

Stockholm 24 October 2002

Danzas ASG Eurocargo AB chooses Song Networks for its fixed telephony in Sweden

In collaboration with a mobile operator and a switchboard supplier, Song Networks Holding AB's (Stockholmsbörsen: SONW) subsidiary Song Networks Svenska AB is supplying a voice solution which rationalises Danzas ASG Eurocargo AB's fixed and mobile telephony. The contract runs for 3-years, and the value for Song Networks is approx. SEK 36 million.

For Danzas ASG Eurocargo AB, the fact that it is now getting a complete solution for all its telecommunication means a major cost saving. Danzas is connecting its switchboards to Song Networks' broadband network and is getting a joint voice solution for its 29 offices in Sweden. All the staff will be working towards one and the same solution, which amongst other things will improve internal call handling, as all the staff will be accessible via an abbreviated number. Internal calls will also be free.

"To begin with, the solution will cover Danzas ASG Eurocargo in Sweden, and in the next stage other Swedish companies within Danzas. We are also established in Norway, Denmark and Finland, and will be reviewing the voice solution for these offices. The cost saving and the fact that Song has networks in the countries where we have offices were factors crucial to our choosing them as a supplier," says Jan Pettersson, Telephony Manager at Danzas IT Nordic/Baltic Countries, who has been responsible for the procurement.

The solution also gives Danzas the possibility of improved customer service in that one can control incoming calls to specific answering positions, depending on the routing-code area the call comes from and the duration of the waiting time in customer services. And staff often outside the office can be connected via Mobile Extension - a service that makes the mobile subscription into an extension in the switchboard. The switchboard functionality is transferred to the mobile phone, and the user only needs one phone number and one phone.

"It is very good news that Danzas is choosing Song as the operator for its voice solution. We will be directly connecting Danzas' offices to our Nordic broadband network with uniform accesses, and can thus offer free internal calls. This gives the customer a very cost-effective solution," says Mats Almgren, Song Networks' Sales Director.

For more information, please contact:

Song Networks Svenska AB Song Networks Svenska AB

Mats Almgren, Sales Director Tobias Gyhlenius, Press service

Phone: +46 8- 5631 02 40 Phone: +46 8- 5631 0527

Mobile: +46 701- 810 240 Mobile: +46 701- 810 527

Email: mats.almgren@songnetworks.se Email: tobias.gyhlenius@songnetworks.se

Danzas ASG Eurocargo AB

Jan Pettersson, Telephony Manager

Phone: +46 470- 74 78 78

Mobile: +46 706- 32 36 85

Email: jan.pettersson@se.danzas.com

About Song Networks, formerly Tele1 Europe, (Stockholmsbörsen: SONW) Song Networks is a data and telecommunications operator with activities in Sweden, Finland, Norway and Denmark. The Company's business concept is to offer the best broadband solution for data communication, internet and voice to businesses in the Nordic region. This means that Song Networks supplies communication solutions that are attractively customized for each corporate customer. Song Networks is currently the only pan Nordic operator investing in local access networks with broadband capacity. The Company has built local access networks in the largest cities in the Nordic region. The access networks, which are linked by a long-distance network is one of the fastest data and internet super-highways in Europe, with an initial capacity for customers of up to one gigabit. The Company was founded in 1995 in Sweden and has approximately 1,000 employees. The head office is located in Stockholm and there are an additional 34 offices located in the Nordic region. See further at www.songnetworks.net.

About Danzas ASG Eurocargo AB

Danzas ASG Eurocargo AB is one of the leading transport companies in the field of land-based domestic and foreign transport between the Nordic countries and to and from the continent, as well as package distribution. For traffic between the Nordic countries Danzas ASG is the market leader. Altogether we are to be found at 29 offices in Sweden, 7 in Denmark, 12 in Finland and 7 in Norway. We offer daily departures to and from all-important commercial and industrial centres for traditional general cargo and part-cargo, plus customer-unique transport, storage and logistics solutions. In all the Nordic countries we have dense networks for domestic transport, meaning we can offer transport of the right quality. See further at www.danzas.com

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the company, please refer to Song Networks Holding AB's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the company's annual report on Form 20-F and reports on Form 6-K.

Press Release

Stockholm November 6, 2002

Song Networks Holding AB to present the Company's quarterly report July-September 2002 November 11

Song Networks Holding AB (Stockholmsbörsen: SONW) announced today that the Company will publish its third quarter results, July-September 2002, on

November 11, two days earlier than previously announced.

The decision to release the quarterly report earlier is due to the fact that Song Networks Holding AB will hold a Extra-Ordinary General Meeting November 11.

For further information, please contact:

Song Networks Holding AB

Tomas Franzén, Chief Executive Officer

Phone: +46 8 5631 0111

Mobile: +46 701 810 111

tomas.franzen@songnetworks.net

About Song Networks, formerly Tele1 Europe, (Stockholmsbörsen: SONW) Song Networks is a data and telecommunications operator with activities in Sweden, Finland, Norway and Denmark. The Company's business concept is to offer the best broadband solution for data communication, internet and voice to businesses in the Nordic region. This means that Song Networks supplies communication solutions that are attractively customized for each corporate customer. Song Networks is currently the only pan Nordic operator investing in local access networks with broadband capacity. The Company has built local access networks in the largest cities in the Nordic region. The access networks, which are linked by a long-distance network is one of the fastest data and internet super-highways in Europe, with an initial capacity for customers of up to one gigabit. The Company was founded in 1995 in Sweden and has approximately 1,000 employees. The head office is located in Stockholm and there are an additional 34 offices located in the Nordic region. For further information, please visit our website at www.songnetworks.net

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the company, please refer to Song Networks Holding AB's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the company's annual report on Form 20-F and reports on Form 6-K.

Press release

Stockholm November 11, 2002

General meeting of shareholders in Song Networks approved the proposed restructuring

The extraordinary general meeting of shareholders in Song Networks Holding AB (publ) (Stockholmsbörsen: SONW) held on November 11, 2002 adopted, among others, the following resolutions.

Restructuring of Song Networks

The general meeting resolved on a financial restructuring of Song Networks in accordance with the board's proposal. These resolutions include amendments to the articles of association and issuances of shares and convertible notes as described below.

In case of full participation in the issuances, the company will receive approximately SEK 495 million in cash, before issuance costs. Following completion of the restructuring, the outstanding debt under the senior notes issued by the subsidiary Song Networks N.V., amounting to approximately SEK 5.3 billion as of September 30, 2002 in the balance sheet, will be eliminated.

All resolutions on issuances set out below, and consequently the restructuring, are conditional on that final confirmation of a plan of composition (Akkoord) in respect of the subsidiary Song Networks N.V. will be issued by the District Court of Amsterdam and that such confirmation will become non-appealable not later than at the expiry of the subscription periods for the issuances. The company expects that the confirmation will be issued on or about December 4, 2002 and that it can become non-appealable on December 13, 2002.

Reverse stock split

The general meeting resolved in accordance with the board's proposal to amend the articles of association to the effect that the nominal value of the share is increased from SEK 0.05 to SEK 5, which entails a reverse stock split in the ratio 100:1. An external guarantor will contribute and provide to VPC AB's disposal the necessary number of shares for settlement of holdings which are not evenly divisible by 100. In this press release, numbers of shares and subscription prices are stated as if the 100:1 reverse stock split has been completed. The reverse stock split is expected to be completed before the end of November 2002.

Introduction of a new class of shares

The general meeting resolved in accordance with the board's proposal to amend the articles of association to the effect that preference shares are introduced as a new class of shares. The original shares are hereinafter referred to as ordinary shares. The preference share will be subordinated to the ordinary share in several aspects. A preference share gives one vote and does not entitle to dividends or participation in a bonus issue. Following the introduction of preference shares, an ordinary share gives ten votes. Preference shares may be converted into ordinary shares to the extent convertible notes are converted into ordinary shares. Under certain conditions, the company may redeem preference shares.

Increase of share capital limits

The general meeting resolved in accordance with the board's proposal to amend the articles of association to the effect that the company's authorized share capital shall be not less than SEK 80,000,000 (previously SEK 8,000,000) and not more than SEK 320,000,000 (previously SEK 32,000,000).

Issuances to noteholders against payment in kind

The general meeting resolved in accordance with the board's proposal to increase the share capital by, in aggregate, not more than SEK 175,054,220 by issuing not more than 31,558,182 new ordinary shares and not more than 3,452,662 new preference shares, respectively, to holders of notes issued by the company's subsidiary Song Networks N.V. in the series

- USD 150,000,000 13.0% Senior Notes due May 15, 2009,

- EUR 100,000,000 13.0% Senior Notes due May 15, 2009,

- EUR 150,000,000 11 7/8% Senior Notes due December 1, 2009 and

- EUR 175,000,000 12 3/8 % Senior Notes due February 1, 2009

The subscription price is SEK 26 for one ordinary share and SEK 5 for one preference share. Payment shall be made by way of transferring of notes during any of the subscription periods open between December 4, 2002 and May 2, 2003.

Issuances with preferential rights for the shareholders

The general meeting resolved in accordance with the board's proposal to increase the share capital by, in aggregate, not more than SEK 18,662,085 by issuing not more than 3,732,417 new ordinary shares. The right to subscribe for the new shares is granted to the company's shareholders, where four old shares shall entitle the holder to subscription for nine new ordinary shares. The record date for allocation of subscription rights is December 16, 2002 and subscription can be made from December 20, 2002 through January 17, 2003. The subscription price is SEK 26 per share. Trading in subscription rights will take place from December 20, 2002 through January 14, 2003.

The general meeting resolved in accordance with the board's proposal on issuance of convertible notes by raising a convertible loan in the nominal amount of not more than SEK 82,942,000. The right to subscribe for the convertible notes is granted to the company's shareholders, where 20 old shares will entitle the holder to subscription for one convertible note with the nominal amount SEK 1,000. The subscription price is 100 per cent of the nominal amount of the convertible note. The record date for allocation of subscription rights is December 16, 2002 and subscription can be made from December 20, 2002 through January 17, 2003. Trading in subscription rights will take place from December 20, 2002 through January 14, 2003. The convertible loan will accrue interest corresponding to seven per cent per annum and will mature on December 30, 2007. The conversion price is SEK 39 and conversion into new ordinary shares may take place from March 1, 2003 through November 30, 2007.

In case of full participation in these issuances, the company will receive approximately SEK 180 million in cash, before issuance costs.

Issuances directed to Vattenfall and Stena

The general meeting resolved in accordance with the board's proposal to increase the share capital by SEK 57,692,310 by issuing 7,692,308 new ordinary shares to Vattenfall AB and 3,846,154 new ordinary shares to Stena Adactum AB. The subscription price is SEK 26 per share and payment shall be made not later than on January 9, 2003.

The general meeting resolved in accordance with the board's proposal on issuance of convertible notes by raising a convertible loan from Stena Adactum AB in the nominal amount of SEK 15,000,000. The subscription price is 100 per cent of the nominal amount of the convertible note and payment shall be made not later than on January 9, 2003. The convertible loan will accrue interest corresponding to seven per cent per annum and will mature on December 30, 2007. The conversion price is SEK 39 and conversion into new ordinary shares may take place from March 1, 2003 through November 30, 2007.

Through the above issuances to Vattenfall AB and Stena Adactum AB, the company will receive approximately SEK 315 million in cash, before issuance costs.

In addition hereto, the general meeting resolved in accordance with the board's proposal to increase the share capital by not more than SEK 19,230,770 by issuing not more than 3,846,154 new ordinary shares to Vattenfall AB. The subscription price is SEK 26 per share and payment shall be made in cash at subscription, but not later than on January 15, 2003. The total price for full subscription,

SEK 100 million corresponds to the purchase price to be paid by Song Networks pursuant to its undertaking to acquire Arrowhead AB from its owner Vattenfall AB.

The reason for the deviation from the preferential rights of the shareholders is that the board of directors wishes to secure the capital needs of the company. The terms and conditions for the issuances have been established through negotiations.

For more information please contact:

Song Networks Holding AB

Tomas Franzén, Chief Executive Officer

Phone: +46 8 5631 0111

Mobile: +46 701 810 111

tomas.franzen@songnetworks.net

Song Networks Holding AB

Lena Ekedahl, Legal Counsel

Phone: +46 8 5631 0305

Mobile: +46 701 810 305

Lena.ekedahl@songnetworks.net

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the company, please refer to Song Networks Holding AB's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the company's annual report on Form 20-F and reports on Form 6-K.

Press release

Stockholm 12 November 2002

Song Networks transfers its Shops in Finland to a partner

New partner will double the distribution coverage in small business segment

Song Group Finland Oy, the Finnish subsidiary of Song Networks Holding AB, (Stockholmsbörsen: SONW), announced today that it has signed an agreement with a new partner, Teleheino Oy, whereby Teleheino will take over the chain of shops of Song Networks. Teleheino will offer Song's data and Internet services to the small business segment, doubling Song's sales coverage and broadening the geographical reach to this segment into five new cities in Finland.

Song Networks continues to sharpen its focus in core business through a partnership agreement with Teleheino. As part of the agreement, Song will transfer all of the existing nine shops in Finland to Teleheino. As a result of this transaction there will be a 70 MSEK decrease in direct revenue and a 7,4 MSEK enhancement on EBITDA per annum.

The partner Teleheino has strong presence in central Finland, doubling Song Networks' distribution coverage in the small business segment. Teleheino will be Song's most important partner towards the small business segment within data and Internet services, with now eighteen shops all over Finland.

"Teleheino is the perfect partner for us," says Olli Nuuttila, Vice Managing Director of Song Networks Oy, Finland: "They have the expertise and resources to further develop this business in close cooperation with us".

"These shops give us a quick way to expand our coverage in Finland," says Pasi Heino, Chairman of Teleheino: "We are eager to offer our customers Song's data and Internet services, which have increasing demand in our area of operations".

The shops were acquired in 2000 to quickly set up a distribution network for Song's fibre network in Finland. Their portfolio consists of data and Internet services and lower margin products and services such as mobile subscriptions and phones.

For more information, please contact:

Song Networks Oy Olli Nuuttila, Vice Managing Director Mobile: +358 44 994 2410 olli.nuuttila@songnetworks.fi	Teleheino Oy Pasi Heino Chairman of the Board Mobile: +358 400 620 580

About Song Networks, formerly Tele1 Europe, (Stockholmsbörsen: SONW) Song Networks is a data and telecommunications operator with activities in Sweden, Finland, Norway and Denmark. The Company's business concept is to offer the best broadband solution for data communication, Internet and voice to businesses in the Nordic region. This means that Song Networks supplies communication solutions that are attractively customized for each corporate customer. Song Networks is currently the only pan Nordic operator investing in local access networks with broadband capacity. The Company has built local access networks in the largest cities in the Nordic region. The access networks, which are linked by a long-distance network is one of the fastest data and internet super-highways in Europe, with an initial capacity for customers of up to one gigabit. The Company was founded in 1995 in Sweden and has approximately 850 employees. The head office is located in Stockholm and there are an additional 34 offices located in the Nordic region. See further at www.songnetworks.net.

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the company, please refer to Song Networks Holding AB's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the company's annual report on Form 20-F and reports on Form 6-K.

Press Release

Stockholm November 21, 2002

Creditors' meeting held in The Netherlands

Song Networks Holding AB (Stockholmsbörsen: SONW) announced today that the creditors voted in favour of the previously announced plan of composition (Akkoord) in respect of Song Networks Holding AB's Dutch subsidiary Song Networks N.V..

The final confirmation of the Akkoord is expected to take place in the District Court of Amsterdam on December 4, 2002 and will become irrevocable by December 13, 2002. After the plan has become irrevocable all conditions for the restructuring are fulfilled.

For further information, please contact:

Song Networks Holding AB

Tomas Franzén, Chief Executive Officer

Phone: +46 8 5631 0111

Mobile: +46 701 810 111

tomas.franzen@songnetworks.net

About Song Networks, formerly Tele1 Europe, (Stockholmsbörsen: SONW) Song Networks is a data and telecommunications operator with activities in Sweden, Finland, Norway and Denmark. The Company's business concept is to offer the best broadband solution for data communication, Internet and voice to businesses in the Nordic region. This means that Song Networks supplies communication solutions that are attractively customized for each corporate customer. Song Networks is currently the only pan Nordic operator investing in local access networks with broadband capacity. The Company has built local access networks in the largest cities in the Nordic region. The access networks, which are linked by a long-distance network is one of the fastest data and Internet super-highways in Europe, with an initial capacity for customers of up to one gigabit. The Company was founded in 1995 in Sweden and has approximately 850 employees. The head office is located in Stockholm and there are an additional 34 offices located in the Nordic region.

For further information, please visit our website at www.songnetworks.net

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the company, please refer to Song Networks Holding AB's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the company's annual report on Form 20-F and reports on Form 6-K.

Press Release

Stockholm November 29, 2002

Servera chooses Song Networks for its data communication and telecommunication

The Swedish subsidiary of Song Networks Holding AB (Stockholmsbörsen: SONW), Song Networks Svenska AB, has signed a contract with Servera R&S AB for the supply of data communication and telecommunication. The contract covers a data-network solution for all of Servera's 16 offices. Furthermore, 11 of the offices are being connected to Song Network's fixed-telephony network. It is a 3-year contract with a value for Song Networks of approximately SEK 10.8 million.

Servera R&S AB, a wholly-owned subsidiary within the Axel Johnson group, is Sweden's biggest wholesaler in the restaurant and catering industry, with an annual turnover of SEK 4 billion. The company's employees are divided up amongst 16 offices, which are connected to the company's central IT system. The IT solution provides major operational advantages with regard to equipment and staff. At the same time, all the offices' constant need to access information increases the demands on the systems' availability and the network's capacity.

With its IP VPN service, Song Networks is supplying a data-network solution which links Servera's 16 offices and connects them to the company's central IT system. The capacity of the network is between 2 and 100 Mbit/s. To guarantee availability between the offices and the central systems, the equipment and connections are duplicated. This means the information has an alternative transportation route in the event of any operational interruption in the main connection.

"Now that capacity is no longer a restriction we have every opportunity of developing high-bandwidth applications which rationalise work for our employees and improve service for our customers. It may, for example, be a matter of e-training measures with moving pictures and sound. Furthermore, our employees always have access to all systems thanks to the duplicated connections on the network, as compared with the previous situation, when the dial-up backup connection was unable to handle all systems because of lack of capacity," says Göran Matz, Servera's IT director.

Servera is also connecting its telephone switchboards to Song Networks' network for 11 of its offices for internal calls, which will be free of charge. For external calls Servera is for the time being keeping its present operator. This means that telephony also has duplicated connections, guaranteeing availability in the event of any operational interruption to one of the connections.

"We are proud of Servera's trust in us. In this collaboration we will be building a high-capacity solution, as well as supplying duplicated connections to further increase the availability of Song's network," says Mats Almgren, Song Networks' sales director.

For further information, please contact:

Song Networks Svenska AB Song Networks Svenska AB

Mats Almgren, sales director Tobias Gyhlenius, press service

Tel.: +46 (0)8-5631 02 40 Tel.: +46 (0)8-5631 05 27

Mobile: +46 (0)701-810 240 Mobile: +46 (0)701-810 527

E-mail: mats.almgren@songnetworks.se E-mail:tobias.gyhlenius@songnetworks.se

About Song Networks, formerly Tele1 Europe, (Stockholmsbörsen: SONW) Song Networks is a data and telecommunications operator with activities in Sweden, Finland, Norway and Denmark. The Company's business concept is to offer the best broadband solution for data communication, internet and voice to businesses in the Nordic region. This means that Song Networks supplies communication solutions that are attractively customized for each corporate customer. Song Networks is currently the only pan Nordic operator investing in local access networks with broadband capacity. The Company has built local access networks in the largest cities in the Nordic region. The access networks, which are linked by a long-distance network is one of the fastest data and internet super-highways in Europe, with an initial capacity for customers of up to one gigabit. The Company was founded in 1995 in Sweden and has approximately 850 employees. The head office is located in Stockholm and there are an additional 34 offices located in the Nordic region. For further information, please visit www.songnetworks.net

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the company, please refer to Song Networks Holding AB's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the company's annual report on Form 20-F and reports on Form 6-K.

Press release

Stockholm December 5, 2002

The District Court of Amsterdam Confirms the Plan of Composition

Song Networks Holding AB (Stockholmsbörsen: SONW) ("Song Networks") announced that the District Court of Amsterdam has confirmed the plan of composition (Akkoord) for its wholly owned subsidiary, Song Networks N.V.. The confirmation of the court is expected to gain legal force by December 13, 2002.

For further information, please contact:

Song Networks Holding AB

Tomas Franzén, Chief Executive Officer

Phone: +46 8 5631 0111

Mobile: +46 701 810 111

tomas.franzen@songnetworks.net

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the company, please refer to Song Networks Holding AB's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the company's annual report on Form 20-F and reports on Form 6-K.

About Song Networks, formerly Tele1 Europe, (Stockholmsbörsen: SONW) Song Networks is a data and telecommunications operator with activities in Sweden, Finland, Norway and Denmark. The Company's business concept is to offer the best broadband solution for data communication, Internet and voice to businesses in the Nordic region. This means that Song Networks supplies communication solutions that are attractively customized for each corporate customer. Song Networks is currently the only pan Nordic operator investing in local access networks with broadband capacity. The Company has built local access networks in the largest cities in the Nordic region. The access networks, which are linked by a long-distance network is one of the fastest data and Internet super-highways in Europe, with an initial capacity for customers of up to one gigabit. The Company was founded in 1995 in Sweden and has approximately 850 employees. The head office is located in Stockholm and there are an additional 34 offices located in the Nordic region.

For further information, please visit our website at www.songnetworks.net

Press Release

Stockholm December 9, 2002

Song Networks' rights issuance fully guaranteed

Song Networks Holding AB (Stockholmsbörsen: SONW) announces today that the Company's planned rights issuance now is, according to plan, fully guaranteed

An additional piece of the ongoing restructuring of the Song Networks group is now in place. The planned rights issuance is now fully guaranteed. A consortium of Stena Adactum AB, Dunross & Co AB and Adolf Lundin provide the guarantee.

"I have all the time been convinced that the share issuance would be fully guaranteed, but it feels good to have the guarantee in place. I see this as an evidence of the investors' confidence in the new Song Networks", says Tomas Franzén, Chief Executive Officer Song Networks Holding AB.

For further information, please contact:
Song Networks Holding AB Tomas Franzén, Chief Executive Officer Phone: +46 8 5631 0111 Mobile: +46 701 810 111 tomas.franzen@songnetworks.net

About Song Networks, formerly Tele1 Europe, (Stockholmsbörsen: SONW) Song Networks is a data and telecommunications operator with activities in Sweden, Finland, Norway and Denmark. The Company's business concept is to offer the best broadband solution for data communication, Internet and voice to businesses in the Nordic region. This means that Song Networks supplies communication solutions that are attractively customized for each corporate customer. Song Networks is currently the only pan Nordic operator investing in local access networks with broadband capacity. The Company has built local access networks in the largest cities in the Nordic region. The access networks, which are linked by a long-distance network is one of the fastest data and internet super-highways in Europe, with an initial capacity for customers of up to one gigabit. The Company was founded in 1995 in Sweden and has approximately 975 employees per 30 September. The head office is located in Stockholm and there are an additional 34 offices located in the Nordic region. For further information, please visit www.songnetworks.net

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the company, please refer to Song Networks Holding AB's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the company's annual report on Form 20-F and reports on Form 6-K.

Press Release

Stockholm December 16, 2002

The Plan of Composition for Song Networks N.V. has become irrevocable

Song Networks Holding AB (Stockholmsbörsen: SONW) ("Song Networks") announced today that the confirmation of the plan of composition (Akkoord) for its wholly owned subsidiary, Song Networks N.V., issued by the District Court of Amsterdam on December 4, 2002, became irrevocable on December 13, 2002.

All conditions for the issuances of shares and convertible notes required for Song Networks' financial restructuring, decided by shareholders at the extraordinary shareholders' meeting held on November 11, 2002, have now been fulfilled.

For further information, please contact:

Song Networks Holding AB

Tomas Franzén, Chief Executive Officer

Phone: +46 8 5631 0111

Mobile: +46 701 810 111

tomas.franzen@songnetworks.net

About Song Networks,

formerly Tele1 Europe, (Stockholmsbörsen: SONW) Song Networks is a data and telecommunications operator with activities in Sweden, Finland, Norway and Denmark. The Company's business concept is to offer the best broadband solution for data communication, Internet and voice to businesses in the Nordic region. This means that Song Networks supplies communication solutions that are attractively customized for each corporate customer. Song Networks is currently the only pan Nordic operator investing in local access networks with broadband capacity. The Company has built local access networks in the largest cities in the Nordic region. The access networks, which are linked by a long-distance network is one of the fastest data and Internet super-highways in Europe, with an initial capacity for customers of up to one gigabit. The Company was founded in 1995 in Sweden and have approximately 975 employees per September 30. The head office is located in Stockholm and there are an additional 34 offices located in the Nordic region.

www.songnetworks.net

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the company, please refer to Song Networks Holding AB's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the company's annual report on Form 20-F and reports on Form 6-K.

Press release

Stockholm 18 December, 2002

Toyota consolidates retailing with the aid of Song Networks

Song Networks Svenska AB, the Swedish subsidiary of Song Networks Holding AB (Stockholmsbörsen: SONW), has signed a contract with Toyota Sweden AB for the supply of data communication. Toyota's head office, retailers and servicing garages are being interconnected in a private network using Song Networks' IP/VPN service. Via this network the connected companies will gain access to Toyota's central IT system and a fixed connection to the Internet. The contract is for 3 years and the value for Song Networks approx. SEK 20 million.

Toyota's Swedish retailers and servicing garages used to be connected to the network via dial-up connections. After the migration to Song Networks' IP/VPN solution, the offices connected will get a fixed connection to Toyota's network and thus improved accessibility and greatly increased capacity. The communication solution consolidates Toyota's retailing through more efficient management of the information passing between the local retailers and head office.

"We have a large number of users at the offices throughout the country who use our joint company systems. It is a matter of everything from ordering spare parts through to obtaining information on what cars we have in stock and current delivery times. With Song as a supplier we are now getting a uniform technical solution which will be very flexible if we wish to add more services, increase capacity or connect more offices to our network," says Michael Friis, IT director of Toyota Sweden AB.

The solution will be supplemented by a backup service for Toyota's local server centre, which will be connected via the IP/VPN network. The information will be stored on tape media in Song's data centre, which meets the most stringent requirements regarding physical IT security. With the Remote Backup service, Toyota is rationalising its backup routines with regard to ongoing administration and maintenance of equipment, guaranteeing the possibility of restoring lost information if necessary.

"It is inspiring that Toyota is selecting Song's solution for its extensive Swedish data-communication network. By owning the network via which the IP/VPN solution is being set up, we can meet Toyota's requirements regarding price, performance and quality. And should the need arise, we can also extend the solution to our neighbouring Nordic countries, where we also have our own network coverage," says Mats Almgren, sales director of Song Networks.

For further information, please contact:

Song Networks Svenska AB Song Networks Svenska AB

Mats Almgren, sales director Tobias Gyhlenius, press service

Tel.: +46 (0)8-5631 02 40 Tel.: +46 (0)8-5631 05 27

Mobile: +46 (0)701-810 240 Mobile: +46 (0)701-810 527

E-mail: mats.almgren@songnetworks.se E-mail:tobias.gyhlenius@songnetworks.se

Toyota Sweden AB

Michael Friis, IT-director

Tel: +46 (0)8-706 71 28

Mobile: +46 (0)73-973 19 51

E-mail: michael.friis@toyota.se

About Song Networks,

formerly Tele1 Europe, (Stockholmsbörsen: SONW) Song Networks is a data and telecommunications operator with activities in Sweden, Finland, Norway and Denmark. The Company's business concept is to offer the best broadband solution for data communication, Internet and voice to businesses in the Nordic region. This means that Song Networks supplies communication solutions that are attractively customized for each corporate customer. Song Networks is currently the only pan Nordic operator investing in local access networks with broadband capacity. The Company has built local access networks in the largest cities in the Nordic region. The access networks, which are linked by a long-distance network is one of the fastest data and Internet super-highways in Europe, with an initial capacity for customers of up to one gigabit. The Company was founded in 1995 in Sweden and have approximately 975 employees per September 30. The head office is located in Stockholm and there are an additional 34 offices located in the Nordic region.

www.songnetworks.net

About Toyota,

Toyota is the third largest car manufacturer in the world with a yearly production of 6 million cars.

Toyota has 64 factories, all certified with the environment certificate, ISO 14001.

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the company, please refer to Song Networks Holding AB's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the company's annual report on Form 20-F and reports on Form 6-K.

Press Release

Stockholm December 23, 2002

Scandic Hotels extends voice agreement with Song Networks

Song Networks Svenska AB, the Swedish subsidiary of Song Networks Holding AB (Stockholmsbörsen: SONW), has extended an agreement with Scandic Hotels for fixed telephony. The agreement comprises telephony traffic and switchboards to 69 of Scandic's hotels in Sweden. The value of the agreement is approximately SEK 92 million over 4 years.

Scandic Hotel has had Song as supplier of fixed telephony for 4 years and has now chosen to extend the collaboration.

Song delivers a complete voice solution that connects the hotels' switchboards and establishes a VPN (virtual private network) to which all telephony traffic goes through.

In June 2002 Scandic Hotel also chose Song as supplier of data communication to its 136 hotels and offices in the Nordic region and the Baltic States.

The solution is based on Song's IP/VPN service, which is supplied via Song's own Nordic broadband network

For further information, please contact:

Song Networks Svenska AB Song Networks Svenska AB

Mats Almgren, sales director Tobias Gyhlenius, press service

Tel.: +46 (0)8-5631 02 40 Tel.: +46 (0)8-5631 05 27

Mobile: +46 (0)701-810 240 Mobile: +46 (0)701-810 527

E-mail: mats.almgren@songnetworks.se E-mail:tobias.gyhlenius@songnetworks.se

Scandic Hotels

Morten Hansen, IT-director

Tel: +46 (8)517 350 75

Mobile: +46 (0)709- 73 50 75

E-mail: morten.hansen@scandic-hotels.com

About Song Networks,

formerly Tele1 Europe, (Stockholmsbörsen: SONW) Song Networks is a data and telecommunications operator with activities in Sweden, Finland, Norway and Denmark. The Company's business concept is to offer the best broadband solution for data communication, Internet and voice to businesses in the Nordic region. The Company has built local access networks in the largest cities in the Nordic region. The Company was founded in 1995 in Sweden and have approximately 975 employees per September 30. The head office is located in Stockholm and there are an additional 34 offices located in the Nordic region.

www.songnetworks.net

About Scandic Hotels,

Scandic Hotels is the Nordic countries' leading hotel chain, with 141 hotels in 9 countries, and is owned by Hilton International. Hilton International currently runs over 380 hotels in over 60 countries, and is part of the London-based Hilton Group plc, which together with Hilton Hotels Corporation, based in Beverly Hills, markets the Hilton brand, the world's best-known hotel brand. Together they offer over 2,400 hotels all over the world. Further information at www.hilton.com, www.scandic-hotels.com

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the company, please refer to Song Networks Holding AB's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the company's annual report on Form 20-F and reports on Form 6-K.

Press release

Stockholm January 7, 2003

Song Networks' convertible loan fully guaranteed

Song Networks Holding AB (Stockholmsbörsen: SONW) announces today that the financial restructuring is developing according to plan. The convertible loan of SEK 82.9 million in the ongoing issuance is now, in addition to the previously guaranteed and ongoing issuance of shares, fully guaranteed. A consortium led by Ohman Fondkommission is providing the guarantee.

For further information, please contact:

Song Networks Holding AB
Tomas Franzén, Chief Executive Officer

Tel: +46 8 5631 0111
Mobile: +46 701 810 111

tomas.franzen@songnetworks.net

About Song Networks,

formerly Tele1 Europe, (Stockholmsbörsen: SONW) Song Networks is a data and telecommunications operator with activities in Sweden, Finland, Norway and Denmark. The Company's business concept is to offer the best broadband solution for data communication, Internet and voice to businesses in the Nordic region. The Company has built local access networks in the largest cities in the Nordic region. The Company was founded in 1995 in Sweden and have approximately 975 employees per September 30. The head office is located in Stockholm and there are an additional 34 offices located in the Nordic region.

www.songnetworks.net

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the company, please refer to Song Networks Holding AB's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the company's annual report on Form 20-F and reports on Form 6-K.

Press release

Stockholm January 10, 2003

The restructuring of Song Networks developing according to plan

Song Networks Holding AB (Stockholmsbörsen: SONW) announces that the ongoing process of converting its bonds to new shares is developing according to plan. During the first conversion period bondholders representing 84 percent of the total outstanding bonds, issued by the wholly owned subsidiary Song Networks N.V, have turned in their bonds for exchange for new shares in Song Networks Holding AB.

The converted loans are equivalent to a total debt of approximately SEK 3.6 billion.

Through the restructuring Song Networks will be virtually free of debt.

The remaining bonds can be converted during one of the conversion periods open until May 2, 2003. Bonds that have not been converted by this date will become void without any right to be exchanged for shares.

As previously announced Song Networks Holding AB today acquired all shares in Arrowhead AB from Vattenfall AB for SEK 100 million. At the same time Vattenfall AB made a subscription of new shares in Song Networks Holding AB for SEK 100 million.

For further information, please contact:

Song Networks Holding AB
Tomas Franzén, Chief Executive Officer

Tel: +46 8 5631 0111
Mobile: +46 701 810 111

tomas.franzen@songnetworks.net

About Song Networks,

formerly Tele1 Europe, (Stockholmsbörsen: SONW) Song Networks is a data and telecommunications operator with activities in Sweden, Finland, Norway and Denmark. The Company's business concept is to offer the best broadband solution for data communication, Internet and voice to businesses in the Nordic region. The Company has built local access networks in the largest cities in the Nordic region. The Company was founded in 1995 in Sweden and have approximately 975 employees per September 30. The head office is located in Stockholm and there are an additional 34 offices located in the Nordic region.

www.songnetworks.net

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the company, please refer to Song Networks Holding AB's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the company's annual report on Form 20-F and reports on Form 6-K.

Press Release

Stockholm January 13, 2003

Song Networks reports positive EBITDA for the fourth quarter 2002

Song Networks Holding AB (Stockholmsbörsen: SONW) announces that it will report a positive EBITDA for the fourth quarter, 2002. EBITDA break-even was previously estimated towards the end of the fourth quarter.

"I am glad to announce that Song's EBITDA break-even earlier than previously estimated. This an additional evidence of that the Company's results are developing in the right direction", says Tomas Franzén, CEO of Song Networks Holding AB.

The Year-End Report for January-December 2002 will be presented February 14 2003.

For information, please contact:
Song Networks Holding AB Tomas Franzén, Chief Executive Officer Phone: +46 8 5631 0111 Mobile: +46 701 810 111 tomas.franzen@songnetworks.net

About Song Networks,

formerly Tele1 Europe, (Stockholmsbörsen: SONW) Song Networks is a data and telecommunications operator with activities in Sweden, Finland, Norway and Denmark. The Company's business concept is to offer the best broadband solution for data communication, Internet and voice to businesses in the Nordic region. The Company has built local access networks in the largest cities in the Nordic region. The Company was founded in 1995 in Sweden and have approximately 975 employees per September 30. The head office is located in Stockholm and there are an additional 34 offices located in the Nordic region.

www.songnetworks.net

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the company, please refer to Song Networks Holding AB's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the company's annual report on Form 20-F and reports on Form 6-K.

Press release

Stockholm January 23, 2003

Cash issuances in relation to Song Network's financial restructuring completed

Song Networks Holding AB (Stockholmsbörsen: SONW) announces that the cash issuances related to the Company's financial restructuring have been carried out according to plan. The cash issuances will provide the Company with approximately SEK 495 million in liquid funds before deduction of issue costs.

Through the cash issuances the financial restructuring is in all essentials completed and Song is thus virtually debt free.

On January 17 the two issuances with preferential rights were completed. The subscription rate for shareholders with preferential rights was approximately 90% or SEK 88 million for the share issue and approximately 70% or SEK 58 million for the issue of convertible debentures. Since the two issuances are, as earlier announced, fully guaranteed, the remaining shares and convertibles will be allotted to the guarantees.

The issued debentures will be subject to trading on the Swedish stock exchange Stockholmsbörsen.

In addition to the preferential rights issuances Song has carried out a series of issuances directed to parties in the financial restructuring.

-Directed share issue to Vattenfall and Stena, amounting to SEK 300 million.

-Directed convertible issue to Stena in a nominal amount of SEK 15 million.

In total the preferential right issuances and the directed issuances will provide the Company with SEK 495 million in liquid funds before deduction of issue costs. The amount of shares in Song will after these issuances and full exchange of bonds amount to 55,8 million shares before conversion of the convertible debentures, which give right to conversion to approximately 2,5 million shares.

For information, please contact:

Song Networks Holding AB

Tomas Franzén, Chief Executive Officer

Phone: +46 8 5631 0111

Mobile: +46 701 810 111

tomas.franzen@songnetworks.net

About Song Networks,

formerly Tele1 Europe, (Stockholmsbörsen: SONW) Song Networks is a data and telecommunications operator with activities in Sweden, Finland, Norway and Den mark. The Company's business concept is to offer the best broadband solution for data communication, Internet and voice to businesses in the Nordic region. The Company has built local access networks in the largest cities in the Nordic region. The Company was founded in 1995 in Sweden and have approximately 975 employees per September 30. The head office is located in Stockholm and there are an additional 34 offices located in the Nordic region.

www.songnetworks.net

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the company, please refer to Song Networks Holding AB's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the company's annual report on Form 20-F and reports on Form 6-K.

Press release

Stockholm February 13, 2003

Song Networks Holding AB (Stockholmsbörsen: SONW) (''Song Networks'') announces that the ongoing process of exchanging bonds for new shares as part of its financial restructuring is proceeding according to plan.

After the completion of the second subscription period for the exchange of bonds, issued by the wholly owned subsidiary Song Networks N.V, for new shares in Song Networks, approximately 3.5 percent of the bonds not held by Song Networks are outstanding. The bonds surrendered so far, together with the bonds held by Song Networks, represent a total debt of approximately SEK 4.8 billion (USD 558 million).

The remaining bonds can be exchanged during one of the subscription periods open until

May 2, 2003.

For information, please contact:

Song Networks Holding AB

Tomas Franzén, Chief Executive Officer

Phone: +46 8 5631 0111

Mobile: +46 701 810 111

tomas.franzen@songnetworks.net

About Song Networks,

formerly Tele1 Europe, (Stockholmsbörsen: SONW) Song Networks is a data and telecommunications operator with activities in Sweden, Finland, Norway and Denmark. The Company's business concept is to offer the best broadband solution for data communication, Internet and voice to businesses in the Nordic region. The Company has built local access networks in the largest cities in the Nordic region. The Company was founded in 1995 in Sweden and have approximately 975 employees per September 2002. The head office is located in Stockholm and there are an additional 34 offices located in the Nordic region.

www.songnetworks.net

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the company, please refer to Song Networks Holding AB's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the company's annual report on Form 20-F and reports on Form 6-K.

Press release

Stockholm February 19, 2003

Stena Metall AB is using Song Networks to make its data communications more efficient

Song Networks Svenska AB, the Swedish subsidiary of Song Networks Holding AB (Stockholmsbörsen: SONW), has signed an agreement with Stena Metall AB concerning the supply of data communication services. The agreement takes in the 80 Stena Metall operating locations in Sweden as well as one office in Denmark, all linked together in a private network via the Song Networks IP VPN solution. These linked offices will gain access to Stena Metall's central IT system as well as to the Internet. The three-year agreement has a value to Song Networks of around SEK 14 million.

Stena Metall is in the process of improving the company's IT environment, making it more efficient. Part of the task will involve centralising server and system operations. With the new solution, the users are going to be given better access to the systems and greatly increased capacity.

"We have just over 80 operating locations in Sweden at which the employees have to come into contact with our corporate business systems. To keep operating costs down for these systems, management and support are centralised in our head office in Gothenburg. The Song IP VPN solution was the best option to make this centralisation possible - both as regards price and performance, but also from the long-term perspective, if we want to expand with more services, increase capacity or connect our offices in the other Nordic countries", says Bruno Romskaug, IT manager at Stena Metall.

Stena Metall's office in Gothenburg is the main site in the network. To guarantee the other offices accessibility to the local systems, Song has connected this office using double fibre optic connections, both in its connection to the computer network (the IP VPN network) and in its connection to the Internet. In addition, Stena Metall has set up double physical internal networks, an UPS/diesel unit and doubled cooling equipment - all to guarantee the accessibility of the systems.

"It is really fantastic that Stena Metall is choosing Song Networks to supply its computer network solution. Song currently has the best product portfolio on the market for data communications. And as the only operator with its own network coverage in all of the major cities in the Nordic countries, we are the obvious option for those companies that also have offices outside Sweden", says Mats Almgren, Sales Director at Song Networks.

For further information, please contact:

Song Networks Svenska AB Song Networks Svenska AB

Mats Almgren, sales director Tobias Gyhlenius, press service

Tel.: +46 (0)8-5631 02 40 Tel.: +46 (0)8-5631 05 27

Mobile: +46 (0)701-810 240 Mobile: +46 (0)701-810 527

E-mail: mats.almgren@songnetworks.net E-mail:tobias.gyhlenius@songnetworks.se

About Song Networks,

formerly Tele1 Europe, (Stockholmsbörsen: SONW) Song Networks is a data and telecommunications operator with activities in Sweden, Finland, Norway and Denmark. The Company's business concept is to offer the best broadband solution for data communication, Internet and voice to businesses in the Nordic region. The Company has built local access networks in the largest cities in the Nordic region. The Company was founded in 1995 in Sweden and have approximately 800 employees.

The head office is located in Stockholm and there are an additional 24 offices located in the Nordic region.

www.songnetworks.net

About Stena Metall - Scandinavia's leading recycling company

For more than 60 years, Stena Metall has been involved in recycling and is currently the leading recycling company in the Nordic countries. In the Stena Metall Group, an advanced attitude to quality and environmental issues is combined with a solid professionalism. Many companies engage Stena Metall to be certain they are collaborating with a partner that holds quality and environmental certification. There are 7 business areas within the Group: Iron and Metal, Waste Paper, Environmental Service, Oil, Steel, Trading and Finance. Apart from recycling and managing metals, paper, electronics waste, hazardous waste and chemicals, we are also active within the area of Graphical Products. The Group is also actively involved in international trade with steel, metals and oil. The Stena Metall Group has a turnover of SEK 14.6 billion and had an average of 1798 employees during the 2001-2002 financial year. For further details, please refer to www.stenametall.se

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the company, please refer to Song Networks Holding AB's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the company's annual report on Form 20-F and reports on Form 6-K.

Press Release

Stockholm March 10, 2003

Joachim Jaginder appointed new Chief Financial Officer for Song Networks Holding AB

Song Networks Holding AB (Stockholmsbörsen: SONW) announces today that Joachim Jaginder has been appointed new Chief Financial Officer for Song Networks Holding AB.

Mr Jaginder joins the Company from Teleca AB where he has been the Chief Financial Officer since February 2002. Previously he was the Chief Financial Officer of AU-System and following the merger between Teleca and AU-System he was appointed Chief Financial Officer for the new group. Before joining AU-System Joachim Jaginder was Chief Controller of the Swedish part of McDonald's.

Joachim Jaginder will take up his position at Song Networks Holding May 7.

"I am very pleased that such a competent person as Joachim Jaginder joins the Company. We have worked together earlier, at AU-System, so I know that he will contribute to the management of Song Networks in a good way", says Tomas Franzén, Chief Executive Officer, Song Networks Holding AB

For information, please contact:

Song Networks Holding AB

Tomas Franzén, Chief Executive Officer

Phone: +46 8 5631 0111

Mobile: +46 701 810 111

tomas.franzen@songnetworks.net

About Song Networks, formerly Tele1 Europe, (Stockholmsbörsen: SONW)

Song Networks is a data and telecommunications operator with activities in Sweden, Finland, Norway and Denmark. The Company's business concept is to offer the best broadband solution for data communication, Internet and voice to businesses in the Nordic region. The Company has built local access networks in the largest cities in the Nordic region. The Company was founded in 1995 in Sweden and have approximately 800 employees. The head office is located in Stockholm and there are an additional 24 offices located in the Nordic region. www.songnetworks.net

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers.

Stockholm March 12, 2003

This document is essentially a translation of the Swedish language version. In the event of any discrepancies between this translation and the original Swedish document, the latter shall prevail.

Shareholders in Song Networks Holding AB (publ), 556512-7031, are herewith summoned to an annual general meeting to be held on Wednesday 9 April 2003 at 3pm at Citykonferensen Ingenjörshuset, Malmskillnadsgatan 46, Stockholm

Notification
Shareholders wishing to participate at the general meeting must be recorded in the shareholders' register kept by VPC AB on Friday 28 March 2003, and notify the company not later than 12 PM on Friday 4 April 2003 to the address: Song Networks Holding AB (publ), att. Pia Hyväri, Box 712, SE-169 27 Solna, or by fax +46 (0)8-5631 01 01.

The notification should also contain the number of assistants (not more than two) who will accompany the shareholder. The notification should also state name, address, social security-/company registration number and number of shares represented.

A shareholder whose shares are registered in the name of a nominee must, to be entitled to attend the general meeting, temporarily re-register the shares in its own name in due time prior to 28 March 2003.

A shareholder represented by a representative shall issue a power of attorney. The power of attorney should be dispatched to the company to the address mentioned above in due time prior to the general meeting. If a power of attorney is issued by a legal entity, a certified copy of a certificate of registration for that legal entity must be enclosed.

Items and proposed agenda

1 Opening of the general meeting

2 Election of a chairman for the general meeting

3 Preparation and approval of voting list

4 Approval of agenda

5 Election of one or two persons to verify the minutes

6 Determination of whether the general meeting has been duly convened

7 Presentation of the annual report and the auditor's report and of the consolidated accounts and the auditor's report on the consolidated operations

8 Resolution regarding
a) adoption of the profit and loss statement and the balance sheet and of the consolidated profit and loss statement and the consolidated balance sheet
b) allocation of the company's profit or loss pursuant to the adopted balance sheet
c) discharge from liability for members of the board of directors and the managing director

9 Determination of fee for the board of directors and the auditor

10 Election of the board of directors and deputy member of the board of directors, if any

11 Proposal of resolution to amend the articles of association

12 Proposal of resolution to

a) appoint a nominating committee

b) assign the board of directors to appoint a compensation committee

c) assign the board of directors to appoint an audit committee

13 Closing of the general meeting

Motions

Election of board of directors and fees for the board and the auditor (Items 9 and 10)
Shareholders, representing more than 50 percent of the total number of votes, have informed the company that they will vote in favour of the following resolutions:

  Fees for board of directors and auditor is proposed to be SEK 300,000 to the chairman and SEK 125,000 to the other members of the board of directors who are not employed by the group (unchanged in relation to previous year). The auditor will be paid for as invoiced.
  Re-election of Lars Grönberg and election of Tomas Franzén, Roger Holtback, Märta Josefsson, Kjell Nilsson, Lennart Åsander and Raj Raithatha.

Amendment to the articles of association (Item 11)
The board of directors proposes that item 5 in the articles of association be should be amended as follows:

Proposed wording: "The share capital of the company shall be no less than SEK 200,000,000 and no more than SEK 800,000,000".

Present wording: "The share capital of the company shall be no less than SEK 80,000,000 and no more than SEK 320,000,000".

Nomination, compensation and audit committees (Item 12)

The shareholder Sveriges Aktiesparares Riksförbund has proposed that the general meeting resolves to (i) appoint a nominating committee with the task of preparing matters related to election of board of directors and to nominate suitable members, (ii) assign the board of directors to appoint a compensation committee given the task of preparing matters related to remuneration issues within the company, and (iii) assign the board of directors to appoint an audit committee which shall form a sub-committee to the board of directors preparing issues related to monitoring the audit and the management of the company.

____________________

The annual report and the auditor's report for the financial year 2002 will be made available at the company's office at Gustav III:s Boulevard 18, Solna as from 26 March 2003 and will also be distributed to shareholders requesting so and stating their postal address.

Resolution by the general meeting under item 11, is valid only if adopted by shareholders holding more than two-thirds of the votes cast as well as two-thirds of all shares present or represented at the general meeting.

Stockholm, March 2003

Song Networks Holding AB (publ)
The board of directors

Press release

Stockholm March 21, 2003

Roger Holtback proposed as Chairman of the Board of Song Networks Holding AB

Song Networks Holding AB (Stockholmsbörsen: SONW) announces that Roger Holtback, with a background in Volvo, SEB and Bure and today chairman of the board and managing director of Holtback & Partner AB, will at the Annual General Meeting on April 9, be proposed as chairman of the board of Song Networks Holding AB.

Further, Lars Grönberg, present Chairman of the board, is proposed to be reelected as ordinary member of the board. Proposed as new ordinary members of the board of Song Networks Holding AB are Märtha Josefsson, previously CIO (chief investment officer) of among others DnB Asset Management and Carlsson Investment Management, Kjell Nilsson, previously managing director and CEO of Trelleborg AB, Lennart Åsander, vice president of Vattenfall AB and previously chairman of the board of Arrowhead AB, Raj Raithatha, CEO of Versatel International and Tomas Franzén, CEO of Song Networks Holding AB.

Mr Holtback is also chairman of the board of the listed companies Capio AB and Gunnebo AB, and member of the board of several other companies.

" Song Networks is after its comprehensive restructuring a financially solid company at a, on a long-term basis, growing market. I hope that - with my experience from the industrial as well as the financial sector - be able to actively contribute to the next phase of Song's development", says Roger Holtback.

For further information, please contact:

Song Networks Holding AB

Tomas Franzén, Chief Executive Officer

Phone: +46 8 5631 0111

Mobile: +46 701 810 111

tomas.franzen@songnetworks.net

About Song Networks, (Stockholmsbörsen: SONW)

Song Networks is a data and telecommunications operator with activities in Sweden, Finland, Norway and Denmark. The Company's business concept is to offer the best broadband solution for data communication, internet and voice to businesses in the Nordic region. This means that Song Networks supplies communication solutions that are attractively customized for each corporate customer. The Company was founded in 1995 in Sweden and has approximately 800 employees. The head office is located in Stockholm and there are an additional 34 offices located in the Nordic region. www.songnetworks.net

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2003

By: /s/ Tomas Franzén

Name: Tomas Franzén

Title: President and Chief Executive Officer